FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. Update on US review of Lynparza PROpel sNDA

15 December 2022 07:00 GMT

Update on US regulatory priority review of Lynparza in combination with abiraterone in metastatic castration-resistant prostate cancer

AstraZeneca and MSD today announced that the US Food and Drug Administration (FDA) has informed AstraZeneca that it will extend the Prescription Drug User Fee Act (PDUFA) date by three months to provide further time for a full review of the supplementary new drug application (sNDA) for Lynparza (olaparib) in combination with abiraterone and prednisone or prednisolone for the treatment of metastatic castration-resistant prostate cancer (mCRPC). The companies will continue to work with the FDA to facilitate the completion of the agency's review.

The sNDA is based on results from the pivotal PROpel Phase III trial, which were published in June 2022 in NEJM Evidence. In August 2022, the sNDA was granted Priority Review and AstraZeneca and MSD are committed to working with the FDA to bring this treatment option to patients with mCRPC.

In November, the European Medicines Agency's Committee for Medicinal Products for Human Use adopted a positive opinion recommending approval of Lynparza in combination with abiraterone and prednisone or prednisolone in the EU for the treatment of adult patients with mCRPC for whom chemotherapy is not clinically indicated. This combination is also undergoing regulatory reviews in other countries.

Lynparza is approved in the US based on results from the PROfound Phase III trial as monotherapy for patients with homologous recombination repair (HRR) gene-mutated mCRPC (BRCA-mutated and other HRR gene mutations) who have progressed following prior treatment with enzalutamide or abiraterone; and in the EU, Japan, and China for patients with BRCA-mutated mCRPC who have progressed following prior therapy that included a new hormonal agent.

Notes

Metastatic castration-resistant prostate cancer
Metastatic prostate cancer is associated with a significant mortality rate.11 Development of prostate cancer is often driven by male sex hormones called androgens, including testosterone.12

In patients with mCRPC, their prostate cancer grows and spreads to other parts of the body despite the use of androgen-deprivation therapy to block the action of male sex hormones.6 Approximately 10-20% of men with advanced prostate cancer will develop castration-resistant prostate cancer (CRPC) within five years, and at least 84% of these men will have metastases at the time of CRPC diagnosis.6 Of patients with no metastases at CRPC diagnosis, 33% are likely to develop metastases within two years.5

Despite the advances in mCRPC treatment in the past decade with taxane and new hormonal agent (NHA) treatment, there is high unmet need in this population.6,8,9,13

PROpel
PROpel is a randomised, double-blind, multi-centre Phase III trial testing the efficacy, safety, and tolerability of Lynparza versus placebo when given in addition to abiraterone in men with mCRPC who had not received prior chemotherapy or NHAs in the mCRPC setting.

Men in both treatment groups also received either prednisone or prednisolone twice daily. The primary endpoint is investigator-assessed rPFS, with sensitivity analyses by BICR, and secondary endpoints include overall survival, time to secondary progression or death, time to first subsequent therapy, and quality of life measures.

In the PROpel Phase III trial, Lynparza is combined with abiraterone, an NHA which targets the androgen receptor (AR) pathway.

AR signalling engages a transcriptional programme that is critical for tumour cell growth and survival in prostate cancer.14,15 Preclinical models have identified interactions between PARP signalling and the AR pathway which support the observation of a combined anti-tumour effect of Lynparza and NHAs, like abiraterone, in both HRR deficient and HRR proficient prostate cancer.16-18

The PARP1 protein has been reported to be required for the transcriptional activity of androgen receptors; therefore, inhibiting PARP with Lynparza may impair the expression of androgen receptor target genes and enhance the activity of NHAs.14,17,19 Additionally, it is thought that abiraterone may alter/inhibit the transcription of some HRR genes which may induce HRR deficiency and increase sensitivity to PARP inhibition.16,18,20,21

For more information about the trial please visit ClinicalTrials.gov.

Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in HRR, such as those with mutations in BRCA1 and/or BRCA2, or those where deficiency is induced by other agents (such as NHAs).

Inhibition of PARP with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death.

Lynparza is currently approved in a number of countries across multiple tumour types including maintenance treatment of platinum-sensitive relapsed ovarian cancer and as both monotherapy and in combination with bevacizumab for the 1st-line maintenance treatment of BRCA-mutated (BRCAm) and homologous recombination repair deficient (HRD)-positive advanced ovarian cancer, respectively; for gBRCAm, HER2-negative metastatic breast cancer (in the EU and Japan this includes locally advanced breast cancer); for gBRCAm, HER2-negative high-risk early breast cancer (in Japan this includes all BRCAm HER2-negative high-risk early breast cancer); for gBRCAm metastatic pancreatic cancer; and HRR gene-mutated metastatic castration-resistant prostate cancer (BRCAm only in the EU and Japan). In China, Lynparza is approved for the treatment of BRCA-mutated metastatic castration-resistant prostate cancer as well as a 1st-line maintenance therapy in BRCA-mutated advanced ovarian cancer.

Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, has been used to treat over 75,000 patients worldwide. Lynparza has a broad clinical trial development programme, and AstraZeneca and MSD are working together to understand how it may affect multiple PARP-dependent tumours as a monotherapy and in combination across multiple cancer types. Lynparza is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

The AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the US and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and Koselugo (selumetinib), a mitogen-activated protein kinase (MEK) inhibitor, for multiple cancer types.

Working together, the companies will develop Lynparza and Koselugo and other potential new medicines as monotherapies and as combinations. The companies will also develop Lynparza and Koselugo in combination with their respective PD-L1 and PD-1 medicines independently.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.    Cancer.org. Key Statistics for Prostate Cancer. Available at https://www.cancer.org/cancer/prostate%20cancer/about/key-statistics.html. Accessed December 2022.
2.    Ng K, et al. Metastatic Hormone-Sensitive Prostate Cancer (mHSPC): Advances and Treatment Strategies in the First-Line Setting. Oncol Ther. 2020; 8:209-230.
3.    Shore N, et al. Real-World Treatment Patterns and Overall Survival of Patients with Metastatic Castration-Resistant Prostate Cancer in the US Prior to PARP Inhibitors. Adv Ther. 2021;38:4520-4540.
4.    Wallis C, et al. Real-World Use of Androgen-Deprivation Therapy: Intensification Among Older Canadian Men With de Novo Metastatic Prostate Cancer. JNCI Cancer Spectr. 2021;5(6):pkab082.
5.    George D, et al. Treatment Patterns and Outcomes in Patients With Metastatic Castration-resistant Prostate Cancer in a Real-world Clinical Practice Setting in the United States. Clin Genitourin Cancer. 2020 Aug;18(4):284-294.
6.    Kirby, M, et al. Characterising the Castration-Resistant Prostate Cancer Population: a Systematic Review. Int J of Clin Pract. 2021;65(11):1180-1192.
7.    Smith MR, et al. Natural History of Rising Serum Prostate-Specific Antigen in Men with Castrate Nonmetastatic Prostate Cancer. J Clin Oncol. 2005;23(13):2918-25.
8.    UroToday. What is Changing in Advanced Prostate Cancer? Available at https://www.urotoday.com/journal/everyday-urology-oncology-insights/articles/122176-what-is-changing-in-advanced-prostate-cancer.html. Accessed December 2022.
9.    Liu J, et al. Second-line Hormonal Therapy for the Management of Metastatic Castration-resistant Prostate Cancer: a Real-World Data Study Using a Claims Database. Sci Rep. 2020;10(1):4240.
10.   Mateo J, et al. DNA-Repair Defects and Olaparib in Metastatic Prostate Cancer. N Engl J Med. 2015;373:1697-1708.
11.   Chowdhury S, et al. Real-World Outcomes in First-Line Treatment of Metastatic Castration-Resistant Prostate Cancer: The Prostate Cancer Registry. Target Oncol. 2020;15(3):301-315.
12.   Cancer.Net. Prostate Cancer: Types of Treatment. Available at https://www.cancer.net/cancer-types/prostate-cancer/types-treatment. Accessed December 2022.
13.   UroToday. Beyond First-line Treatment of Metastatic Castrate-resistant Prostate Cancer. Available at https://www.urotoday.com/library-resources/mcrpc-treatment/114592-beyond-first-line treatment-of-metastatic-castrate-resistant-prostate-cancer.html. Accessed December 2022
14.   Schiewer MJ, et al. Dual Roles of PARP-1 Promote Cancer Growth and Progression. Cancer Discov. 2012;2(12):1134-1149.
15.   Schiewer MJ & Knudsen KE. AMPed up to treat prostate cancer: novel AMPK activators emerge for cancer therapy. EMBO Mol Med. 2014;6(4):439-441.
16.   Li L, et al. Androgen Receptor Inhibitor-Induced "BRCAness" and PARP Inhibition are Synthetically Lethal for Castration-Resistant Prostate Cancer. Sci Signal. 2017; 10(480):eaam7479.
17.   Polkinghorn WR, et al. Androgen Receptor Signaling Regulates DNA Repair in Prostate Cancers. Cancer Discov. 2013;3(11):1245-1253.
18.   Asim M, et al. Synthetic Lethality Between Androgen Receptor Signalling and the PARP Pathway in Prostate Cancer. Nat Commun. 2017;8(1):374.
19.   Ju B-G, et al. A Topoisomerase IIbeta-Mediated dsDNA Break Required for Regulated Transcription. Science. 2006;312(5781):1798-1802.
20.   Goodwin JF, et al. A Hormone-DNA Repair Circuit Governs the Response to Genotoxic Insult. Cancer Discov. 2013;3(11):1254-1271.
21.   Tarish FL, et al. Castration Radiosensitizes Prostate Cancer Tissue by Impairing DNA Double-Strand Break Repair. Sci Transl Med. 2015;7(312):312re11.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 15 December 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary